Millstream Ventures, Inc.

4760 S. Highland Drive

Suite 341

Salt Lake City, Utah  84117

July 29, 2011

Larry Spirgel, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:

Millstream Ventures, Inc. (the “Company”)

Form 8-K

Filed June 10, 2011

File No. 000-53167

Form 10-K

Filed June 9, 2011

File No. 000-53167

Dear Mr. Spirgel:

We are in receipt of your comment letter dated July 8, 2011, addressed to Millstream Ventures, Inc. (the “Company”) in connection with the Company’s 2011 annual report on Form 10-K.  In connection with the amended filing, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to discloser in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ William C. Gibbs, President